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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                        Commission File Number 000-26489

                          NOTIFICATION OF LATE FILING

(Check One)  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form N-SAR

                 For Period Ended: December 31, 1999
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

MCM Capital Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

4302 E. Broadway Road
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Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85404
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

MCM Capital Group, Inc. (the "Company") could not complete the electronic filing of its Annual Report on Form 10-K for the year ended December 31, 1999 (the "Form 10-K") by the prescribed filing date of 5:30 p.m. EST on March 30, 2000 without unreasonable effort or expense as a result of the following:

The Company's $15 million working capital facility is currently scheduled to mature on April 15, 2000. The Company is presently in negotiations with its lender to extend this maturity to April 15, 2001 and believes the extension will be completed in less than one week. The availability of this working capital facility is integral to discussions and disclosures within the Liquidity and Capital Resources section and other sections of the Form 10-K in order that those discussions and disclosures not be misleading.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

             R. Brooks Sherman              602                 707-0211
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                             [X] Yes   [ ] No
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A attached hereto.




                            MCM CAPITAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2000                 By: /s/ R. Brooks Sherman
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                                        R. Brooks Sherman
                                        Executive Vice President and Chief
                                          Financial Officer

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                                    ANNEX A

For the reasons stated in Part III to this Form 12b-25, the Company's Form 10-K for the year ended December 31, 1999 cannot be filed by the prescribed date of 5:30 p.m. EST on March 30, 2000. The Company expects to report in its Form 10-K
(i) revenues of $28.2 million in 1999 compared with $26.9 million in 1998, (ii) operating expenses of $26.3 million in 1999 compared with $11.4 million in 1998 and (iii) net loss of $0.1 million in 1999 compared with net income of $7.4 million in 1998.

The revenues are higher in 1999 compared with 1998 principally due to an increase in income from retained interest and servicing fees and related income offset by a decrease in income from receivable portfolios and a decrease in gain on sales of receivable portfolios. The increase in operating expenses in 1999 compared with 1998 is due primarily to an increase in salaries, employee benefits and occupancy costs as a result of the Company's continued growth of its Phoenix facility which opened in February 1998. The decrease in net income in 1999 compared to 1998 is due to (i) the decrease in gain on sale of receivable portfolios as result of the Company's 1998 securitization and (ii) the increased costs associated with the Company's growth in Phoenix.